FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2009

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ☒           Form 40-F    ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐           No    ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

NBG Group results

12-month financials 2008

Athens, 17 March 2009

€ millions	2008	2007	Δ
Attributable profit	1 546	1 625	-5%
Net profit from domestic operations	920	1 019	-10%
Net profit from Finansbank *	470	407	+15%
Net profit from SE Europe	202	157	+28%

Return on equity	26.2%	26.1%	+0.1%
Cost/income	46.6%	51.0%	-4.4%
NPL ratio	3.3%	3.4%	-0.1%

Total assets (€ bn)	101	90	+12%
Loans / Deposits	95%	90%	+5%

Tier I capital adequacy (%)	10.4%	9.2%	+1.2%
Total capital adequacy (%)	10.9%	10.2%	+0.7%

* Not including the results from Finansbank’s tax affairs.

Despite the rapid deterioration in this unprecedented global crisis, which hit the global banking system particularly hard in the last quarter of the year, the NBG Group’s results for Q4 2008 and the year as a whole demonstrate the soundness of our business model.

The Group’s strong earnings before provisions, based on recurring sources of income and strict cost controls, enabled us at this time of unremitting turbulence in the global markets to pursue a prudent provisioning policy without detriment to the performance of the Group relative to 2007.

Our conservative and prudent risk management policy throughout the expansionary phase of the economic cycle has enabled us to confront the impact of the economic crisis from a position of strength.

In the months ahead we shall step up our efforts to enhance yet further our robust capital base, maintain satisfactory levels of liquidity and keep strict credit criteria in place so as to sustain the first-class quality of the Group’s loan book in the event that the global situation takes a further downturn.

At the same time, we shall continue to supply a steady flow of financing to healthy business and households, while taking new initiatives to support specific segments of the economy and the more vulnerable members of our community who have been hit by the unfolding crisis.

Athens, March 2009
Takis Arapoglou
Chairman and CEO

Net profit in 2008: € 1 546 million

Provisions have doubled in Q4 2008

The steady flow of finance to the Greek economy continues

Group attributable profit in 2008 totalled €1 546 million, down 5% on the previous year.

Before profit from the sale of AGET in 2007 and the one-off expense of a tax imposed by the Turkish government on all the domestic banking sector, attributable profit amounted to €1 592 million, up 8% on 2007. Return on equity stood at 26.2% in 2008, slightly over the figure for 2007 (26.1%).

This robust performance is the result of rational growth in banking business in Greece and the markets of Turkey and SE Europe, despite the adverse international climate. Specifically:

•                  Net profit from domestic business declined by 10% in 2008 to €920 million.

•                  Finansbank posted profit of €470 million (before extraordinary profit), up 15%. The contribution of Finansbank to Group profit was 27%.

•                  The net income of the Group’s units in SE Europe grew by 28% to €202 million, contributing 13% to total Group profit.

These positive results were achieved within a highly adverse environment, particularly in the last quarter of the year, leading the Group to double the level of its quarterly provisions, thereby weighing correspondingly on Q4 profitability. In fact, in view of the deepening international crisis, the Group increased its provisions against credit risk by 57% to €520 million for the year as a whole, and €228 million for Q4 alone.

After these provisions, Group attributable profit in Q4 2008 stood at €332 million, down 17% on the previous quarter.

Despite the rapid deterioration in the economic outlook for the economies of the region, as well as the Group’s expansion of credit in 2008, the quality of the loan book remained good. The NPL ratio stood at 3.3%, an improvement of 14 basis points relative to 2007.

The Group’s conservative and consistent provisions policy throughout the growth phase of the economic cycle meant that it was at an advantageous position with regard to provisions, which cover more than 3/4 of loans in arrears, before taking into account the value of each type of collateral.

Moreover, the Group’s systematic risk management policy has resulted in a loan book that is concentrated on low-risk segments, such as mortgage loans and lending to large corporations and the wider public sector, which together represent 75% of the Group’s overall loan book.

At the same time, it was the Bank’s strategy to diversify its business lending widely across all segments of the economy, and as a result its corporate portfolio is not concentrated on sectors that may be adversely impacted by the global economic crisis, such as shipping, where the Group’s exposure is restricted to €1.7 billion, the equivalent of just 3% of the total portfolio.

The Group’s profits before provisions, which in 2008 amounted to €2.6 billion, allow NBG to absorb a substantial level of provisions, if this is made necessary by any further deterioration of macroeconomic fundamentals, as the crisis feeds through to the real economy.

Financing in Greece and the wider region continues at a steady pace

Total Group lending in 2008 amounted to €66.1 billion (compared with €56.3 billion in 2007), up 18% yoy, confirming the Group’s support for the growth dynamic of Greece and the countries of the region in spite of the adverse impact of the credit crisis and the recessionary pressures in most of the area.

Note that even in Q4 2008 the Group managed to post 4% credit growth quarter-on-quarter in Greece, 3% in Turkey and 2% in SE Europe.

Greece: growth in financing to the Greek economy

Despite the global situation, the Bank has leveraged its strong liquidity and increased its rate of financing to Greek businesses and households. Total lending in Greece at the end of 2008 amounted to €46 billion, equivalent to annual growth of approximately 19% (+€7.2 billion compared with 2007, of which €1.8 billion derived from the last quarter).

This performance is considered exceptional in the light of the current climate, underscoring NBG’s commitment to uninterrupted financing of the Greek economy despite the dramatic downturn in credit markets since September of last year. A key component of these results was the growth of lending to the business sector (+26%), surpassing for the first time growth in retail banking (+15%), and reflecting NBG’s commanding position in the financing of Greek businesses.

Retail banking continued to post dynamic growth, even in the present circumstances. Retail lending in 2008 totalled €29.6 billion, up 15% yoy. Growth in the retail loan balance in the last quarter of the year was in the order of €967 million, up 3% qoq.

To take a closer look:

•                  Mortgages grew by 14% yoy to approximately €19 billion. Disbursements of new mortgages in 2008 amounted to €3.5 billion, thereby maintaining NBG’s supremacy in this segment of the domestic market.

•                  In Q4, new mortgages amounted to €800 million, corresponding to 1/3 of all new mortgages in Greece. This development is particularly significant given that in the past the corresponding share was around 1/4.

•                  The consumer loan and credit card balance grew by 18% to €6.7 billion. In 2008, disbursements of new consumer loans surpassed €1.9 billion, up 10% yoy.

•                  Lending to professionals and SMEs grew by 13% to over €4.1 billion. In Q4 alone, NBG posted growth of 6% in this market segment.

Net growth in lending to medium-size and large corporations amounted to €3.4 billion (up €0.8 billion in Q4), representing annual expansion in the corporate portfolio of 26%.

The steady flow of finance to the Greek economy continues in 2009

Financing to Greek businesses and households continues to grow in line with our credit expansion target during the first months of 2009. To take a closer look:

•                  Net growth in retail lending surpassed €400 million. The business lending balance showed similar performance, amounting to €380 million.

•                  Despite the negative seasonality of the first months of the year, this growth corresponds to annual growth in the order of 10%.

•                  New mortgage disbursements also showed resilience, totalling around €500 million.

•                  Disbursement of loans to SMEs via the Credit Guarantee Fund for Small Enterprises is progressing rapidly, and had surpassed €250 million in the first months of the year.

Deposit growth is funding credit expansion

Group deposits grew by 12% to €67.7 billion at the end of 2008. As a result, Group lending as a whole is more than covered by deposits, with the loan-to-deposit ratio standing at 95% at the end of 2008.

The Bank’s strong liquidity and, above all, its stability comprise a substantial competitive advantage, particularly in the current environment, which limits the ability to raise liquidity from the global money and capital markets.

Customer deposits in Greece grew by 14% yoy to €55.3 billion. It is notable that NBG attracted €7 billion in new deposits and since December 2007 increased its market share in savings deposits by two percentage points to 34.1%, despite fierce competition. This performance underscores the confidence that Greek households have in NBG.

The strong deposit base of the Group, combined with the Bank’s reserves of liquidity amounting to €12 billion, as well as the low level of refinancing of obligations that mature in 2009 (just €1.8 billion), will allow the Group to maintain a steady flow of funding in 2009, so as to support healthy entrepreneurship, finance the housing and consumer needs of households, and thereby help the community to overcome the adverse impact of the international economic crisis.

Rational growth mitigates the impact of shrinking margins

Group interest income stood at €3.6 billion, up 17% on 2007. This strong result was achieved despite the adverse impact of the global credit crunch, and reflects the rational growth of the loan book in Greece and abroad, coupled with efficient management of the cost of raising capital.

While interbank interest rates rose worldwide, particularly in Q4 2008, competition in attracting deposits intensified, and the pricing margin for deposits, and the cost of money in general, rose the Bank pursued a prudent pricing policy for its deposit product, thereby keeping Group net interest margin unchanged at 4.25%.

Efforts to contain costs continue unabated

Growth in the Group’s operating costs was contained at +2%, despite the growth in the branch network in SE Europe and Turkey in 2008 (+137 branches or +9%) and investment in the operational integration of the Group’s international subsidiaries.

This performance is particularly positive if one takes into consideration the inflationary pressures in the wider region; and it is the result of the Group’s efforts to keep costs under control. Accordingly, the cost/income ratio improved yet further to 47% (compared with 51% in 2007).

Fully aware of the particularly adverse conditions in which the banking sector has entered, the NBG Group continues its cost cutting policy unabated, aiming at a radical restructuring of its cost profile.

Finansbank: profit growth despite the adverse economic environment

The net profit of the Finansbank Group grew 15% to €470 million (TRY890 million), excluding settlement and provisions for tax matters, representing 27% of the total profits of the Group.

This performance reflects a 24% increase in profit before provisions compared with 2007. In particular, net interest income grew by 17% to €874 million (TRY1 656 million). Commissions income also grew by 17% to €292 million (TRY553 million).

At the end of 2008, Finansbank’s lending after provisions totalled TRY22.3 billion (€10.4 billion), up 27% on an annual basis.

The slower growth rate of the Turkish economy in Q4 2008 led to a deceleration in the dynamic growth curve of Finansbank’s lending (just 3% in Q4). This slowdown reflects the general adjustment in the pricing of credit risk and credit criteria applied by the Group in Turkey.

Retail lending remained at the spearhead of Finansbank’s growth trajectory and has continued to grow at an impressive 41%. In 2008, the retail loans totalled TRY10.0 billion (€4.7 billion). Mortgage and consumer lending presented a strong dynamic, growing 35% and 46% respectively yoy.

Business lending grew by 17% on an annual basis to TRY12.8 billion (€5.9 billion).

The adverse economic climate that prevailed during the last quarter impacted the quality of the loan book, as the NPL ratio stood at 3.2% of total loans, up 0.6% qoq, though well below the average for the Turkish market.

Finanbank’s deposits outstanding posted excellent performance, growing 23% yoy as a result of the Bank’s strategy to broaden its deposit base, particularly in the local currency, which at the end of the year totalled TRY10.5 billion (€4.9 billion) compared with TRY6.2 billion (€2.9 billion) in 2007, up 70%.

Growth in Finansbank’s deposit base in local currency led the loan-to-deposit ratio to 140%, a particularly strong development considering the fact that the excess lending level is financed by medium-term borrowing from the international markets (non-Group) with maturity extending up to 2013.

The combination of customer deposits and medium-term borrowing has made Finansbank virtually self-financing, meaning that its cross-border borrowing from the Group remained unchanged throughout the course of the year. It is notable that in Q4, Finansbank refinanced in the global markets a $470 million syndicated loan, attracting the participation of 20 international banks.

The scheduled expansion of Finansbank’s branch network was completed, with the addition of 48 new branches over the course of the past 12 months. Accordingly, Finansbank now has a network of 458 branches.

SE Europe: disciplined growth generates profitability in a period of crisis

Net profit from operations in SE Europe grew by a substantial 28% yoy to  €202 million. All the countries of the region posted strong profitability, underscoring the effectiveness of our strategy for disciplined organic growth and control of costs, while the cost/income ratio hit a record low of 50%.

Total lending in SE Europe stood at €9.4 billion (including the €1 billion balances of the Cypriot franchise), up 38% yoy and 2% qoq. Retail loans grew by 33% to €3.6 billion while business credit grew 42% to €5.7 billion.  These figures include €700 million to Greek and West European businesses operating in the region.

The quality of the loan book in SE Europe remains particularly satisfactory, with loans in arrears comprising 2.6% of the total loan book, reflecting its defensive restructuring (reflecting that 80% of total lending in the region is secured by collateral). With the addition of 89 new units in 2008, the planned expansion of the Group’s network in SE Europe has reached completion, as it now includes over 746 branches and 9 596 staff (+12% on the previous year).

Capital adequacy

Despite continued expansion in credit in Q4 2008 and depreciation in the value of the currencies of the countries where we operate, the Tier I capital adequacy ratio stood at 9.9% and the Total capital adequacy ratio at 10.3%. Thanks to our strong profitability and pro-active measures taken by the Group (such as the issue of $625 million preference shares in June 2008), our regulatory capital remains at healthy levels.

If the €350 million new funds deriving from NBG’s participation in the liquidity support programme for the Greek economy are taken into account, the Tier I capital adequacy ratio stands at around 10.4% and the Total capital adequacy ratio at 10.9%. These levels rank NBG among the best capitalized banks in Europe.

The combination of high liquidity and a strong capital base provides the Group with the foundations on which to build further its growth in Greece and abroad even against the headwinds of a worsening economic environment.

NBG supports Greek businesses and households

Via a host of initiatives and actions, NBG has demonstrated in practice its ongoing commitment to work responsibly and constructively within the community in which it conducts business. In recent months NBG has announced, and set in motion, a full package of measures aiming at providing relief for more vulnerable social groups, with special provisions for their obligations vis-à-vis the Bank.

For instance:

•                  NBG has frozen for 6 months all foreclosure proceedings on loans up to €300,000 relating to customers’ first home,

•                  For those who are unemployed, we have postponed for 12 months payment on mortgage loans, and provided the opportunity for interest-free settlement of dues on credit cards within 24 months.

•                  For SMEs, we have increased credit limits by up to 25%, a move that benefits 20,000 business customers, and have set up a special financing programme for new firms totalling €100 million. Within 2009, we have already made three successive cuts in interest rates.

•                  In the context of its participation in the Credit Guarantee Fund for Small Enterprises, NBG has approved and forwarded to the Fund almost 6,000 applications for a total of €700 million, itself playing a 35% share in the Fund.

NBG is fully committed to taking any further measures necessary to alleviate the economic burden on the most vulnerable members of the community and to supporting households and small and medium-size enterprises. We are aware that the future prospects of the Bank rely on our customers—whether households or enterprises—being able to weather the present financial storm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou

(Registrant)

Date : 17th March, 2009

Chairman - Chief Executive Officer